UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

ECOLAB INC.

(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

278865100
(CUSIP Number)

Mike Rodden, Esq.

Arian Colachis, Esq.

Cascade Investment, L.L.C.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].**

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See Item 4.

CUSIP No.  278865100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,082,172(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 18,082,172(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,082,172(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%
14	Type of Reporting Person (See Instructions) OO

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No.  278865100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,082,172(1)
	8	Shared Voting Power 4,366,425(2)
	9	Sole Dispositive Power 18,082,172(1)
	10	Shared Dispositive Power 4,366,425(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,448,597(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person (See Instructions) IN

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No.  278865100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,366,425(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,366,425(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,366,425(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No.  278865100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,366,425(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,366,425(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,366,425(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person (See Instructions) IN

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

Item 1.       Security and Issuer

This statement relates to the Common Stock, $1.00 par value per share (“Common Stock”) of Ecolab Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 370 Wabasha Street North, St. Paul, Minnesota  55102

Item 2.       Identity and Background

(a)     This Statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.” Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

(b)-(c)     Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner. The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington  98033.

The Trust is a charitable trust established under the laws of the State of Washington.  The Trust was established to invest and manage the endowment assets of Bill & Melinda Gates Foundation (the “Foundation”) and to separate the investment and management activities of the endowment from the program work of the Foundation. The address of the principal place of business and principal office of the Trust is 500 Fifth Avenue North, Seattle, WA  98119.

Mr. Gates, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade and a Co-Trustee of the Trust. The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

Mrs. Gates, a natural person, is a Co-Trustee of the Trust. The address of her principal office and principal place of business as Co-Trustee of the Trust is 500 Fifth Avenue North, Seattle, Washington  98119.

The executive officers and persons controlling Cascade are set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

The Co-Trustees of the Trust are set forth in Exhibit 99.2, which is attached hereto and incorporated herein by reference.  Exhibit 99.2 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, none of the Reporting Persons nor any person named in Exhibit 99.1 or 99.2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Gates and Mrs. Gates are citizens of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration

During the past sixty days, Cascade purchased 12,494,646 shares of Common Stock with its working capital for an aggregate purchase price of $662,100,423.07.

Item 4.        Purpose of Transaction

The Reporting Persons acquired their respective shares of Common Stock for investment purposes only. The Reporting Persons previously reported their beneficial ownership of Common Stock in a statement on Schedule 13G filed on June 17, 2011.   Neither the filing of this Schedule 13D nor anything contained herein shall be deemed an admission that the Reporting Persons are (1) required to file this Schedule 13D pursuant to Rule 13d-1(e) or subject to the restrictions contained therein or (2) no longer eligible to file a Schedule 13G with respect to the Issuer pursuant to Rule 13d-1(c).

The Reporting Persons expect to consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in, and intentions with respect to, the Issuer. From time to time, the Reporting Persons have engaged and expect in the future to engage in discussions with representatives of the Issuer concerning the Reporting Persons’ investment in the Issuer. The Reporting Persons may also engage in discussions with representatives of the Issuer concerning the business and strategic direction of the Issuer and opportunities to enhance shareholder value.  The Reporting Persons may engage in discussions with other shareholders of the Issuer to discuss matters of mutual interest, which may include discussions regarding the business and strategic direction of the Issuer and opportunities to enhance shareholder value.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they deem appropriate to maximize the value of their investment.  Subject to market conditions and valuations, and  regulatory and any other  approvals, the Reporting Persons may acquire additional shares of the Issuer in open market transactions, privately negotiated transactions, or otherwise.  There can be no assurance as to when, over what period of time, or to what extent they may decide to increase their ownership interest in the Issuer, and they may alternatively decide at any time to decrease such interest through sales of securities.  The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including but not limited to the attitude of the Issuer’s board of directors, management and other shareholders), the general business and future prospects of the Issuer, or other factors.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.        Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     During the past sixty days, Cascade purchased 12,494,646 shares of Common Stock for cash in open market transactions on the date and for the purchase prices set forth in Exhibit 99.3, which are attached hereto and incorporated by reference.

(d)     Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)     Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated July 29, 2011, included on the signature page attached hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits

Exhibit 99.1 List of each executive or person controlling Cascade

Exhibit 99.2 List of each Co-Trustee of the Trust

Exhibit 99.3 Transactions by Cascade during the past sixty days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2011	CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION
TRUST

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co-
Trustees, William H. Gates III and
Melinda French Gates

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger(2)(3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: July 29, 2011

CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION
TRUST

By:	*
	Name:	Alan Heuberger (2)
	Title:	Attorney-in-fact for each of the Co-
Trustees, William H. Gates III and
Melinda French Gates

WILLIAM H. GATES III

By:	*
	Name:	Alan Heuberger(2)(3)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES

By:	*
	Name:	Alan Heuberger (2)
	Title:	Attorney-in-fact

*By:	/s/Alan Heuberger
Alan Heuberger

(1) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates III as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.